Lovarra

Kemp House,

152 - 160 City Road,

London EC1V 2NX

United Kingdom

August 2, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Lovarra

Registration Statement on Form S-1

File No. 333-231286

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Reviewing Staff of the Securities and Exchange Commission:

Reference is made to our letter, filed as correspondence via EDGAR on August 2, 2019, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, August 2, 2019, at 10:00 a.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Best Regards,

LOVARRA

/s/ Vadim Rata
Vadim Rata
President